Ambassador Money Market Fund

AMBASSADOR FUNDS

The Fund

TICKER: AMFXX

The Ambassador Money Market Fund seeks to provide current interest income, consistent with maintaining liquidity and stability of principal.

Investment Strategy

The Money Market Fund's investment adviser strives to maintain a $1.00 per share net asset value by investing substantially all of its assets in:

- Obligations of the United States government, its agencies and instrumentalities;
- High quality commercial paper;
- Money market instruments; and
- Repurchase agreements collateralized by obligations of the United States government, its agencies and instrumentalities.

The Fund invests solely in U.S. dollar-denominated debt securities with remaining maturities of 397 days or less and maintains an average dollar-weighted portfolio maturity of 60 days or less.

Investor Profile

This Fund is appropriate for investors who:

- Seek capital preservation.
- Desire safety and liquidity.
- Seek a modest level of income.
- Look for a money market fund to diversify their investment portfolio.
- Have a short-term investment horizon.

Fund Manager

Ambassador Capital Management is an independent, 100% employee-owned investment advisory firm dedicated exclusively to the fixed income investment management business. Ambassador specializes in providing fixed income and cash portfolio management to both public and private institutions and organizations. The firm utilizes both fundamental and quantitative techniques to control various risk elements of the Fund and to add value through a consistent and disciplined investment process.

Contact Information

For more complete information including charges, expenses and ongoing fees, please call 1-800-992-0444 to receive a prospectus. Or you may contact:

Ambassador Capital Management
500 Griswold Street, Suite 2800
Detroit, MI 48226
(313) 961-3111

Fund Data (as of 12/31/10)

Total Net Assets:	$158,298,304
Weighted Average Maturity:	34 days
7-Day SEC Yield:	0.03%

Portfolio Composition

Sector Distribution

12/31/10


Commercial Paper, 32.4%
Government, 6.3%
Asset-Backed Commerical Paper, 61.3%

Maturity Distribution

12/31/10


91+ Days, 9.1%
61-90 Days, 13.6%
31-60 Days, 13.6%
1-30 Days, 63.7%

Fund Performance (as of 12/31/10)


Annual Performance vs. Peers
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
0.09%
0.03%
1.06%
0.76%
2.61%
2.20%
1 year
3 year
5 year
Ambassador Money Market Fund
Lipper Money Mrkt Fund Avg.


Peer Group Rank
0.0%
10.0%
20.0%
30.0%
40.0%
50.0%
60.0%
70.0%
80.0%
90.0%
100.0%
Top 6% (17 of 281)
Fund's 1-year Performance
Ranking as reported by Lipper

Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted.

Annualized Net Expense Ratio: 0.36%

Ratings

Standard & Poor's: **AAAm**

National Association of Insurance Commissioners: **NAIC-1**

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Read the prospectus carefully before investing or sending money.

This material must be preceded or accompanied by a current prospectus which contains more complete information including investment objectives, risks, charges and expenses. Mutual fund investing involves risk; loss of principal is possible.

AMBASSADOR CAPITAL MANAGEMENT